RECD S.E.C.
JUN 14 2002
1086

02041044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of June 2002

JAZZTEL P.L.C.
(Translation of registrant's name into English)

c/o Jazz Telecom, S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas, Madrid, Spain
(Address of principal executive offices)

PROCESSED
JUL 22 2002
P
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

LONDON - 38684.01

MATERIAL DISCLOSURE

On June 13, 2002, the Registrant issued a press release announcing that it had reached an agreement in principle in balance sheet restructuring with an ad-hoc bondholder committee. A copy of such press release is attached hereto as Exhibit A.

This information is incorporated by reference into the prospectus relating to the Registration Statement on Form F-3 (No. 333-13034) and Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 (No. 333-12024), filed by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAZZTEL P.L.C.
(Registrant)

Date: June 14, 2002

By: [signature]
Jose Manuel de Carlos
Company Secretary

LONDON-3869-L01

3

TOTAL P.03

JUN-14-2002 11:28 +44 20 7337 8001 94% P.03

Exhibit A.

JAZZTEL

JAZZTEL REACHES AN AGREEMENT IN PRINCIPLE ON BALANCE SHEET RESTRUCTURING WITH AN AD-HOC BONDHOLDER COMMITTEE

Madrid, 13th June, 2002 – Jazztel p.l.c. ("Jazztel" or the "Company"), (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ), announced today that it has reached an agreement in principle with an *ad-hoc* committee (the "Committee") of holders of its Senior Notes regarding the terms of a recapitalisation plan (the "Recapitalisation"). This non binding agreement is conditioned on delivery of definitive documentation. Under the Recapitalisation, Jazztel's outstanding €676 million of Senior Notes would be exchanged for ordinary shares representing 88% of Jazztel's ordinary share capital and €75 million of new convertible notes (the "Convertible Bonds"). In addition, the Company would return the cash held in certain interest escrow accounts to holders whose Senior Notes are secured by such funds. After the Recapitalisation, the existing equity holders would be diluted to 12% of the ordinary share capital. The Convertible Bonds will mature in 2012, will bear interest at 5% per annum, payable at the Company's option in cash or in kind and would be convertible into 17.5% of the Company's share capital after Recapitalisation. The Company estimates that the number of ordinary shares issued in favour of holders of Senior Notes to be 500 to 570 million shares. Subject to prevailing market conditions, the Company would consider implementing a rights issue after the completion of the Recapitalisation.

The Board of Directors of Jazztel Plc has approved the terms of this transaction, which would eliminate all of the Company's €676m of outstanding Senior Notes and would significantly reduce its interest expense. Martin Varsavsky, the Company's principal shareholder, strongly supports the proposed restructuring and will vote in favour of the necessary shareholders' resolutions. The Recapitalisation is expected to close by 30th of September 2002 and must be approved by (i) the Company´s shareholders and (ii) the holders of at least 75 percent of the Senior Notes who vote on the proposal and a majority in number of holders voting. This would be implemented through a scheme of arrangement under section 425 of the UK Companies Act 1985. The Recapitalisation would also be subject to satisfactory renegotiation of the existing credit facility and backbone leases, and other customary conditions.

The Recapitalisation would involve exclusively Jazztel p.l.c., which is the UK holding company. None of the operating subsidiaries of Jazztel in Spain and Portugal would be involved in the Recapitalisation. Trade creditors and other vendors to Jazztel p.l.c and to the operating subsidiaries would be unimpaired and unaffected by the Recapitalisation.

Commenting on the agreement in principle reached with the Committee, Antonio Carro, Jazztel's Chief Executive Officer said: "We are very pleased to reach this agreement with the bondholders committee. Once completed, it will substantially eliminate our long term debt. Our customers, suppliers, partners and employees would all greatly benefit from this recapitalisation and I would like to thank all of them for their continued support in these challenging times. By restructuring our high yield debt, we would save over €93 million of yearly cash interest payments. We, however, currently do not anticipate to give new guidance to the market until the Recapitalization process is concluded."

JAZZTEL

Advisors

Goldman Sachs International and JPMorgan Chase are acting as financial advisors to the Company on the Recapitalisation. Chadbourne & Parke, Linklaters and Uria y Menendez are acting as legal counsel to the Company.

Rothschild is acting as financial advisor to the Committee. Cadwalader Wickersham & Taft and Cuatrecasas are acting as legal counsel to the Committee.

The Company recommends that Holders of Senior Notes wishing to obtain additional information regarding the terms of the Recapitalisation contact bondholder's counsels Cadwalader Wickersham & Taft on +44 207 170 8700 (attention of Andrew Wilkinson and Stephen Phillips) and Rothschild on +44 207 280 5000 (attention of Bernard Douton).

About JAZZTEL

Jazztel p.l.c., (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ) is a infrastructure based data and telecommunications operator with activities in Spain and Portugal. The company provides broadband solutions for data, Internet and voice services to small and medium sized businesses in the Iberian Peninsula. The company is constructing networks in over 150 metropolitan areas and business parks in Spain and Portugal. The access networks, linked by a long-distance network, will constitute one of Europe's fastest data and Internet telecommunication networks with transmission capacity of up to 720 gigabits. The company was founded in 1997. Jazztel also holds nationwide fixed wireless access licenses in Portugal and Spain, in the last case through Banda 26, a subsidiary of the Group.

Contact: www.jazztel.com
Investor Relations
Tel: 34 91 291 7200
Jazztel.IR@jazztel.com

Andrew Hazell
Press Relations
Tel: 34 91 131 9570

This notice does not constitute an offer for sale of any securities in the United States or elsewhere. Any securities to be offered in the future may not be offered or sold in the United States unless registered under the United States Securities Act of 1933 or an applicable exemption from the registration requirements of such Act is available. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that prospectus will contain detailed information about the company and management, as well as financial statements.

Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Those statements are made pursuant to the safe harbour provisions of the Private Security Litigation Reform Act of 1995. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the proposed recapitalisation and with our businesses, which include among others, competitive and technological developments, risks associated with the Company's growth, construction delays, the development of the Company's markets, regulatory risks, dependence on its major customers and their spending patterns, general economic conditions, availability of financing and other risks which are presented in the Company's filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities.